February 5, 2021 VIA EDGAR AND HAND DELIVERY Division of Corporation Finance	811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com FIRM / AFFILIATE OFFICES
	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Diane Fritz

Ethan Horowitz

Kevin Dougherty

Loan Lauren Nguyen

Re:	Flame Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 30, 2020

CIK No. 0001831481

Ladies and Gentlemen:

On behalf of our client, Flame Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated December 23, 2020, relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on November 30, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing through EDGAR its Registration Statement on Form S-1 (“S-1”).  For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the S-1 and a copy marked to show all changes from the draft version submitted on November 30, 2020.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein.  The Company has also provided its response immediately

February 5, 2021 Page 2

after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the S-1.

Draft Registration Statement on Form S-1, submitted November 30, 2020

Summary

Proposed Business

Our Competitive Strengths, page 4

1.

Please balance disclosure of your management team having created significant shareholder value across several high-profile transactions, with your management team's most recent experience with Sable Permian. In this regard, we note your disclosure in the section “[m]anagement” on page 115 under the biographies of your Chief Executive Officer, Mr. Flores, and Chief Financial Officer, Mr. Patrinely, that Sable Permian Resources filed a voluntary petition for bankruptcy on June 25, 2020. Please also update the status of the bankruptcy and operations of Sable Permian. For example, it appears that under the bankruptcy plan all assets of Sable Permian will be sold to its lenders and a new operator will be selected.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 115 and 116 of the S-1.

General

2.

We note your disclosure that initial stockholders FL Co-Investment LLC are an affiliate of Cowen, and Intrepid Financial Partners, L.L.C. are an affiliate of Intrepid Partners, with each Cowen and Intrepid Partners acting as an underwriter in the offering. Please tell us whether Cowen and/or Intrepid Partners plans to make a market in the securities. If so, amend the registration statement to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, the prospectus cover page and the underwriting section.

Response: The Company respectfully advises the Staff that while Cowen and Company, LLC, one of the underwriters in the offering and an affiliate of FL Co-Investment LLC, may make a market in the Company’s securities, it is a passive investor in the Company and, upon the consummation of the offering, will beneficially own less than 5% of the Company’s outstanding Class A common stock and will not otherwise be an affiliate of the Company. Intrepid Partners, LLC, one of the underwriters in the offering and an affiliate of Intrepid Financial Partners, L.L.C., does not plan to make a market in the Company’s securities. Therefore, the Company respectfully advises the Staff that disclosure relating to potential market-making activities would not be necessary.

*********

February 5, 2021 Page 3

Please direct any comments or questions regarding the foregoing to the undersigned at +1.713.546.7420.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson

Ryan J. Maierson

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Gregory D. Patrinely, Flame Acquisition Corp.

William B. Nelson, Shearman & Sterling LLP

Ilir Mujalovic, Shearman & Sterling LLP